Filed by First Merchants Corporation pursuant to
Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: First Savings Financial Group, Inc.
Commission File No: 001-34155
Date: September 25, 2025

Subject: Welcoming First Savings Bank to First Merchants

To All First Merchants Teammates,

Today marks an exciting milestone in our journey as we announce the planned partnership between First Merchants Bank and First Savings Bank—pending customary approvals from shareholders and regulators.

Expansion and Growth

We’re proud to welcome First Savings Bank into First Merchants—marking our 21st acquisition and a meaningful step forward in our growth journey. With each acquisition, we gain valuable insights while staying true to our vision: enhancing the financial wellness of the diverse communities we serve. This expansion strengthens our market presence and deepens our ability to empower customers and communities with the tools, resources, and support they need to thrive.

What This Means for Our Team

As we move forward together, here’s what you can expect:

•	Expanding Our Reach: First Savings Bank will establish our Southern Indiana region, strengthening our presence and deepening our impact in the communities we serve.

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Growing Our Capabilities: This partnership strengthens our ability to manage costs while delivering enhanced services, innovative technologies, and greater value to our stakeholders—all while upholding the trust that defines our brand. It also broadens our portfolio with expanded SBA Business Lending, Triple Net Lease Business solutions, and First Lien HELOCs.

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Elevating Client Experiences: First Savings Bank clients will gain access to a broader suite of offerings, including expanded commercial lending, wealth management services, and additional digital tools.

We anticipate finalizing the legal partnership in early 2026, with system integration expected in the first half of the year. For our team, we know many of you will begin to be part of integration meetings. We recognize that acquisitions can bring some level of anticipation and curiosity. We are committed to approaching this time with transparency, care, and collaboration.

Please join us in extending a warm welcome to our future teammates from First Savings Bank. We look forward to building a future together—one that honors their legacy and embraces the opportunities ahead.

We have a brief update planned for 8:45 a.m. ET (7:45 a.m. CT) for First Merchants teammates to learn more about this announcement. Please watch for a Teams invitation in the next few minutes with meeting details.